EXHIBIT j

                          Independent Auditors' Consent


     We consent to the incorporation by reference in this Post-Effective Amendment No. 5 to the Registration Statement of Catholic Values Investment Trust (1993 Act File No. 333-17161)on behalf of Catholic Values Investment Trust Equity Fund of our report dated January 29,1999, relating to the fund referenced above, which is included in the Annual Report to Shareholders for the year ended December 31,1998 , in the Statement of Additional Information which is part of such Registration Statement.

     We also consent to the reference to our firm under the heading "Financial Highlights" in the Prospectus and under the caption "Independent Certified Public Accountants' in the Statement of Additional Information.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Boston, Massachusetts
April 28, 1999